UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 1-4174

A. Full title of the plan:

The Williams Investment Plus Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172

THE WILLIAMS INVESTMENT PLUS PLAN

Report of Independent Registered Public Accounting Firm
The Administrative Committee
The Williams Investment Plus Plan

We have audited the accompanying statements of net assets available for benefits of The Williams Investment Plus Plan as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan’s Administrative Committee, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Williams Investment Plus Plan at December 31, 2016 and 2015, and the changes in its net assets available for benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of The Williams Investment Plus Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s Administrative Committee. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP
Tulsa, Oklahoma
June 8, 2017

THE WILLIAMS INVESTMENT PLUS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2016 and 2015

	2016	2015
Assets:
Investments (at fair value)	$1,201,355,403	$1,167,811,786
Notes receivable from participants	22,950,039	23,277,897
Non-interest bearing cash	3,906,095	—
Receivables	2,384,976	27,075
Due from Fidelity Management Trust Company	204,989	283,061

Total assets (at fair value)	1,230,801,502	1,191,399,819

Liabilities:
Accrued liabilities	(683,390)	(119,975)

Total liabilities	(683,390)	(119,975)

Net assets available for benefits	$1,230,118,112	$1,191,279,844

See accompanying notes.

THE WILLIAMS INVESTMENT PLUS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2016

Additions to net assets:
Contributions:
Participant	$53,974,481
Employer	34,481,871
Rollovers	6,620,620
Total contributions	95,076,972

Net investment income:
Net increase in fair value of investments	58,755,684
Dividends	25,162,679
Interest	30,271
Total net investment income	83,948,634

Interest income on notes receivable from participants	1,007,933
Revenue sharing credits, net of administrative and investment expenses	221,452

Total additions to net assets	180,254,991

Deductions from net assets:
Withdrawals	(141,326,208)
Dividend distributions	(90,515)

Total deductions from net assets	(141,416,723)

Net increase during the year	38,838,268

Net assets available for benefits at beginning of year	1,191,279,844

Net assets available for benefits at end of year	$1,230,118,112

See accompanying notes.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 1--Description of plan

The information included below regarding The Williams Investment Plus Plan (the “Plan”) provides only a general description of the Plan. Participants should refer to the Plan document, as amended and restated, and Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan maintained for the benefit of substantially all employees of The Williams Companies, Inc., and its participating subsidiaries (collectively, “Williams” or “Employer”), excluding employees represented by certain collective bargaining agreements and certain other employees, as provided in the Plan. A small amount of the Plan is an employee stock ownership plan (“ESOP”) and includes shares of Williams common stock held in the Transtock and Williams Companies Employee Stock Ownership Plan (“WESOP”) Accounts, as defined in the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is intended to constitute a plan described in Section 404(c) of ERISA and Title 29 of the Code of Federal Regulations Section 2550.404c-1, and the fiduciaries of the Plan may be relieved of liability for any losses that are the direct and necessary result of investment instructions given by a participant or beneficiary.

Administration

The Administrative Committee is the Plan administrator. The Investment Committee has the responsibility to monitor the performance of the trustee, investment funds and investment managers, and select, remove, and replace the trustee, any investment fund and any investment manager. The Benefits Committee has the authority and responsibility with respect to overriding the terms of the Plan which require the availability of common stock issued by The Williams Companies, Inc. The Benefits Committee, in its settlor capacity, may amend the Plan, provided it is a nonmaterial amendment as detailed in the Plan. Fidelity Management Trust Company (“FMTC”) is the trustee and record keeper. Additionally, Fidelity Investments Institutional Operations Company, Inc., provides certain other record keeping services for the Plan.

Contributions

Each eligible participant has employee contribution accounts consisting primarily of, as applicable, a Pre-Tax Account, as well as various after-tax contribution accounts, Roth accounts, catchup accounts, rollover contribution accounts, and employer contribution accounts. Certain participants may also have additional contribution accounts, as applicable.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

The Pre-Tax Account is made up of amounts contributed from the participant’s pre-tax compensation. Each eligible employee participant may contribute from 1 percent to a maximum of 50 percent of their eligible compensation per pay period. The maximum percentage Highly Compensated Employees may contribute is generally a lower percentage as approved by the Administrative Committee. The maximum pre-tax contribution percentage is subject to periodic adjustment in order to meet discrimination testing requirements and certain annual maximum statutory limits imposed by the Internal Revenue Service (“IRS”). The Employer will contribute an amount equal to 100 percent of each participant’s contribution per pay period up to a maximum of 6 percent of their eligible compensation. In addition, the Plan allows for discretionary Employer contributions. No such discretionary Employer contributions were made in 2016.

Additionally, the Plan includes an automatic enrollment feature. Eligible participants who do not make an affirmative election to contribute or an affirmative election not to contribute within 60 days of hire are automatically enrolled in the Plan. If automatically enrolled, 3 percent of the participant’s eligible compensation is withheld on a pre-tax basis and invested in the default investment option designated by the Investment Committee. The participant has the right to change the contribution percentage, elect to discontinue contributions to the Plan, or make investment changes at any time.

Participants may elect to invest in various investment options provided they allocate their contribution in multiples of 1 percent and subject to certain other restrictions. Investment options include common/collective trusts, common stocks including common stocks held within separately managed accounts, mutual funds, and a self-directed brokerage fund. A participant may change their investment election at any time. Participants may also exchange or rebalance any investment in their Plan account in accordance with the Plan’s investment provisions.

The Plan does not allow participants’ contributions, including employer and employee contributions, loan payments, and rollovers to be made or invested in shares of Williams common stock. A small amount of Williams common stock continues to be held in the Transtock and WESOP Accounts within the Plan’s Legacy WMB Stock Fund. Dividend payments on Williams common stock not passed through to the participant continue to be reinvested in additional shares of Williams common stock until the participant elects to receive such dividends in cash. Additionally, funds comprised of common stock of Chesapeake Energy Company and Seventy Seven Energy Inc., which transferred to the Plan from the Access Midstream Partners GP, LLC 401(k) Savings Plan, are closed to new investments, including contributions and exchanges. Seventy Seven Energy Inc. filed and emerged from Chapter 11 bankruptcy during 2016. Prior to the bankruptcy, any dividend payments received in relation to Seventy Seven Energy Inc. common stock were reinvested in additional shares of common stock. Additionally, dividend payments on the Chesapeake Energy Company common stock, if applicable, are reinvested in additional shares of common stock.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

Vesting

Participants have a nonforfeitable vested interest in the current fair value of the assets purchased with their contributions. Eligible participants become 20 percent vested in the employer contributions made on their behalf after one year of service as defined by the Plan. Such vesting increases an additional 20 percent for each year of service, and participants become 100 percent vested upon five years of service. In addition, a participant may become totally vested in their account by reason of their death, total and permanent disability, attainment of age 65, eligibility to receive early retirement benefits under a pension plan of Williams, reduction in work force, complete discontinuance of employer contributions, or termination or partial termination of the Plan. Upon certain sales of assets or companies, participants that have an involuntary termination of employment as a result of such sale are also 100 percent vested.

Generally, the payment of benefits under the Plan shall be made in cash. However, with respect to amounts held in the Plan’s common stock funds, the participant may request payment of benefits under the Plan in the common stock of such funds.

Employer contributions that are not vested at the time a participant withdraws from the Plan by reason of termination of employment, other than permanent job elimination or permanent reduction in work force, are used for certain items as specified in the Plan document, including the reduction of future employer contributions and payment of Plan expenses.

Distributions and in-service withdrawals

Participants are entitled to receive the vested portion of their account when they cease to be an employee of Williams for any reason including retirement. Upon termination of service, a participant has distribution options available as outlined in the Plan.

Eligible employee participants may request a partial withdrawal from the Plan of their rollover contribution accounts and a portion, as defined in the Plan document, of their Prior Plans After-Tax Account. Eligible employee participants may make two such withdrawals during any Plan year and are not suspended from participation in the Plan following such a withdrawal. Outstanding loans will reduce the amount available for partial withdrawals.

Eligible participants who have completed two years of service and who are employees may request an additional in-service withdrawal from the Plan. The amount available for this withdrawal is calculated as defined in the Plan, but in no event shall it exceed the vested portion of the participant’s Employer Matching Contribution Account, Employer Cash Contribution Account, and the balance of the After-Tax Account. Outstanding loans will reduce the amount available for additional in-service withdrawals. Upon electing an additional in-service withdrawal, a participant is suspended from participation in the Plan for three months. Only one such withdrawal may be made every 12 months.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

A participant who is at least age 59½ may request a post-59½ withdrawal from the Plan. The withdrawal can include the vested portion of certain of the participant’s employer and employee contribution accounts. Outstanding loans will reduce the amount available for post-59½ withdrawals. Such withdrawal may be requested at any time and does not cause the participant to be suspended from the Plan.

An eligible employee participant who has a balance in a WESOP Account or Transtock Account may withdraw such balance at any time. Such withdrawal does not cause the participant to be suspended from the Plan.

Withdrawals from an eligible employee participant’s Pre-Tax Account and Roth Account before age 59½ may be made if the participant is totally and permanently disabled or has suffered a financial hardship condition. Upon electing a financial hardship withdrawal, a participant is suspended from participation in the Plan for six months.

Participant loans

The Plan permits eligible employee participants to obtain up to two loans from their account balances within specified limitations. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the aggregate of the highest outstanding balances of such loans during the immediately preceding 12-month period, or 50 percent of their vested balance. Loan terms may not exceed 58 months unless the loan is for the purchase of a primary residence, in which case the loan term may not exceed 25 years. Periodic principal and interest payments are reinvested according to the participant’s current investment election on file. The interest rate is equal to the prime rate of interest plus one percentage point or such other rate as the Administrative Committee shall specify. Principal and interest is paid ratably through payroll deductions. If the participant’s employment is terminated, the participant may continue to make principal and interest payments subject to certain limitations. Participants may make additional partial payments of the loan at any time and in such form as required by the record keeper.

Other

Each participant has their own individual account. Contributions and investment earnings are recorded to individual participant accounts. Plan investments are valued daily. The fair value per share of each fund is multiplied by the number of shares of the fund held in the participant’s account to arrive at their account balance.

Net investment income, including the net change in fair value of investments, on assets held in allocated accounts is applied to the individual participant accounts based on each participant’s account balances.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

The ESOP allows for the election of dividend pass-through, which are cash dividends paid directly to participants, for the dividends received on the shares of Williams common stock held within the Plan’s ESOP.

While the Compensation Committee of the Williams Board of Directors has not expressed any intent to terminate the Plan, it may do so, in its settlor capacity, at any time. In the event of any Plan termination, assets of the Plan will be distributed in accordance with the Plan document.

Note 2--Summary of significant accounting policies

Basis of accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting, except as indicated within this Note. Benefit payments are recorded when paid.

Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any estimated accrued and unpaid interest. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced, and a withdrawal is recorded.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan’s Administrative Committee to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.

Risks and uncertainties

The Plan provides for various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participants’ account balances.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

Investment valuation and income recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A discussion of fair value measurements is included in Note 3.

Purchases and sales of securities are recorded on a trade-date basis, which may result in amounts due to or from brokers related to unsettled trades. Dividend income is recorded on the ex-dividend date. Net increase in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Contributions

Participant contributions are recorded when Williams makes payroll deductions from eligible Plan participants. Employer contributions are accrued in the period in which they become obligations of Williams.

Administrative expenses

Certain administrative expenses, including audit and legal fees, of the Plan are paid by Williams.

Note 3--Fair value measurements

The fair value hierarchy prioritizes the inputs used to measure fair value, giving the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). Fair value balances are classified based on the observability of those inputs. The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Plan’s Level 1 investments primarily consist of mutual funds, common stocks, and money market funds that are traded on U.S. exchanges. The Plan’s Level 2 investments primarily consist of corporate bonds. The Plan has no Level 3 investments.

The fair values of common stocks, including exchange-traded funds within the self-directed brokerage fund, are derived from quoted market prices as of the close of business on the last business day of the Plan year. Shares of money market funds and mutual funds are valued at fair value based on published market prices as of the close of business on the last business day of the Plan year, which represent the net asset values of the shares held by the Plan. The units of the common/collective trusts are valued at fair value using the NAV practical expedient as determined by the issuer based on the current fair values of the underlying assets of the fund (see Note 4).

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

There have been no significant changes in the preceding valuation methodologies used at December 31, 2016 and 2015. Additionally, there were no significant transfers or reclassifications of investments between Level 1 and Level 2 during 2016. If transfers between levels had occurred, the transfers would have been recognized as of the end of the period.

The valuation methods described above may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan’s Administrative Committee believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth, by level within the fair value hierarchy, the Plan’s assets that are measured at fair value as of December 31, 2016 and 2015, with the exception of the common/collective trusts measured at fair value using the NAV practical expedient. The fair value for the common/collective trusts are provided below to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

	Level 1	Level 2	Level 3	Total
2016:
Mutual funds	$143,486,703	$—	$—	$143,486,703
Self-directed brokerage fund	73,039,673	526,653	—	73,566,326
Common stocks	360,929,192	—	—	360,929,192
	$577,455,568	$526,653	$—	577,982,221
Common/collective trusts				623,373,182
Total investments at fair value				$1,201,355,403

2015:
Mutual funds	$990,886,592	$—	$—	$990,886,592
Self-directed brokerage fund	63,947,531	391,000	—	64,338,531
Common stocks	13,843,157	—	—	13,843,157
	$1,068,677,280	$391,000	$—	1,069,068,280
Common/collective trusts				98,743,506
Total investments at fair value				$1,167,811,786

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 4--Common/collective trusts

The Plan holds investments in several common/collective trusts that invest primarily in mutual funds, fixed income securities, and international equity securities. These common/collective trusts have no unfunded commitments. Generally, participant-directed redemptions occur daily. In some cases, FMTC may require up to ten days to settle these redemptions. However, FMTC may require additional notice for redemptions directed by a plan sponsor.

Additionally, the Plan holds an investment in the Fidelity Managed Income Portfolio II Fund (“MIP II Fund”), a common/collective trust, which is managed by FMTC as trustee (“MIP II Fund Trustee”). Participant-directed withdrawals of MIP II Fund units may be made on any business day. Participant-directed exchanges to another investment option may be made on any business day as long as the exchange is not directed into a competing fund (money market funds or certain other types of fixed income funds). Transferred amounts must be held in a noncompeting investment option for 90 days before subsequent transfers to a competing fund may occur. Withdrawals directed by a plan sponsor must be preceded by 12-months written notice to the MIP II Fund Trustee. The MIP II Fund Trustee may in its discretion complete any such plan-level withdrawals before the expiration of such 12-month period. Additionally, the MIP II Fund Trustee may defer completing a withdrawal directed by a participant or plan sponsor where doing so might adversely affect the MIP II Fund portfolio. The MIP II Fund Trustee shall make the payments available as quickly as cash flows and prudent portfolio management permit.

Note 5--Transactions with parties-in-interest

Certain investments held by the Plan are managed by the trustee. Additionally, certain investments held within the Plan are in Williams common stock. Therefore, these transactions qualify as party-in-interest transactions. These transactions are exempt from the prohibited transaction rules.

During 2016, the Plan received revenue sharing credits from FMTC. Revenue sharing credits are refunds of a portion of the revenue Fidelity and other fund managers have received and are generally based on the funds participants have chosen. Certain record keeping fees and other Plan fees are paid through the revenue sharing credit program and offset against the revenue sharing credits. These credits and fees are allocated to eligible participants throughout the year. The revenue sharing credits are reflected net of administrative and investment fees on the Statement of Changes in Net Assets Available for Benefits.

Note 6--Tax status and federal income taxes

The Plan has received a determination letter from the IRS dated July 24, 2015, stating that the Plan, as amended, is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan has been further amended. Once qualified, the Plan is required to operate in conformity

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

with the Code to maintain its qualified status. The Plan administrator has indicated it will take the necessary steps, if any, to maintain the Plan’s compliance with the Code.

Plan management is required by generally accepted accounting principles to evaluate uncertain tax positions taken by the Plan. The financial statement impact of a tax position must be recognized when the position is more likely than not, based on its technical merits, to be sustained upon examination by the IRS. As of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken.

Note 7--Differences between financial statements and Form 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 at December 31:

	2016	2015
Net assets available for benefits per the financial statements	$1,230,118,112	$1,191,279,844
Amounts allocated to withdrawing participants	(46,639)	(27,075)
Net assets available for benefits per the Form 5500	$1,230,071,473	$1,191,252,769

The following is a reconciliation of Net increase during the year per the Statement of Changes in Net Assets Available for Benefits to net income per the Form 5500 for the year ended December 31, 2016:

Net increase during the year	$38,838,268
Less: Amounts allocated to withdrawing participants at December 31, 2016	(46,639)
Add: Amounts allocated to withdrawing participants at December 31, 2015	27,075
Net income per Form 5500	$38,818,704

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, 2016, but not yet paid as of that date.

SUPPLEMENTAL SCHEDULE

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2016

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value

	Common/Collective Trusts
*	Fidelity	Fidelity Managed Income Portfolio II – 98,482,516 shares		$98,482,516
*	Fidelity	Fidelity Diversified International Commingled Pool – 6,049,692 shares		62,251,328
	Prudential	Prudential Core Plus Bond Fund Class 5 – 403,713 shares		61,069,610
	Vanguard	Vanguard Target Retirement 2015 Trust II – 222,780 shares		6,478,453
	Vanguard	Vanguard Target Retirement Income Trust II – 554,699 shares		17,350,977
	Vanguard	Vanguard Target Retirement 2020 Trust II – 3,623,240 shares		104,458,013
	Vanguard	Vanguard Target Retirement 2025 Trust II – 1,380,379 shares		39,147,541
	Vanguard	Vanguard Target Retirement 2030 Trust II – 3,504,038 shares		97,342,174
	Vanguard	Vanguard Target Retirement 2035 Trust II – 650,645 shares		18,113,961
	Vanguard	Vanguard Target Retirement 2040 Trust II – 2,219,425 shares		62,920,693
	Vanguard	Vanguard Target Retirement 2045 Trust II – 531,882 shares		15,084,181
	Vanguard	Vanguard Target Retirement 2050 Trust II – 1,151,603 shares		32,809,173
	Vanguard	Vanguard Target Retirement 2055 Trust II – 150,115 shares		5,728,403
	Vanguard	Vanguard Target Retirement 2060 Trust II – 71,016 shares		2,136,159
				623,373,182
	Registered Investment Companies
	PIMCO	PIMCO Real Return Fund Institutional Class – 389,182 shares		4,249,870
*	Fidelity	Fidelity U.S. Bond Index Fund Institutional Class – 821,567 shares		9,439,801
	Vanguard	Vanguard Extended Market Index Fund Institutional Shares – 157,893 shares		11,481,972
	Vanguard	Vanguard Institutional Index Fund Institutional Shares – 540,784 shares		110,228,067
	Vanguard	Vanguard Total International Stock Index Fund Institutional Shares – 82,101 shares		8,086,993
				143,486,703

	Common Stock, including Warrants
	Chesapeake Energy Co.	Common stock – 621,239 shares		4,361,098
	Seventy Seven Energy	Common stock – 44,420 shares		—
	Seventy Seven Energy NEWSERIES B Warrants	Stock warrants – 2,225 shares		—
	Seventy Seven Energy NEWSERIES C Warrants	Stock warrants – 2,472 shares		—
*	The Williams Companies, Inc.	Common stock – 403,185 shares		12,557,997

	Common Stock held in separately managed accounts
	Delaware U.S. Large Cap Value Equity Portfolio:
	ABBOTT LABORATORIES	Common stock – 62,600 shares		2,404,466

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2016

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value

	ALLSTATE CORPORATION	Common stock – 32,073 shares		2,377,251
	ARCHER DANIELS MIDLAND CO	Common stock – 52,700 shares		2,405,755
	AT&T INC	Common stock – 56,082 shares		2,385,167
	BANK OF NEW YORK MELLON CORP	Common stock – 49,300 shares		2,335,834
	BB&T CORP	Common stock – 51,600 shares		2,426,232
	CA INC	Common stock – 76,200 shares		2,420,874
	CARDINAL HEALTH INC	Common stock – 34,100 shares		2,454,177
	CHEVRON CORP	Common stock – 21,000 shares		2,471,700
	CISCO SYSTEMS INC	Common stock – 80,900 shares		2,444,798
	CONOCOPHILLIPS	Common stock – 48,700 shares		2,441,818
	CVS HEALTH CORP	Common stock – 31,000 shares		2,446,210
	DUPONT (EI) DE NEMOURS & CO	Common stock – 32,400 shares		2,378,160
	EDISON INTL	Common stock – 34,900 shares		2,512,451
	EQUITY RESIDENTIAL REIT	Common stock – 38,500 shares		2,477,860
	EXPRESS SCRIPTS HLDG CO	Common stock – 34,200 shares		2,352,618
	HALLIBURTON CO	Common stock – 44,500 shares		2,407,005
	INTEL CORP	Common stock – 67,900 shares		2,462,733
	JOHNSON & JOHNSON	Common stock – 20,718 shares		2,386,921
	KRAFT HEINZ CO	Common stock – 27,312 shares		2,384,884
	LOWES COS INC	Common stock – 32,200 shares		2,290,064
	MARATHON OIL CORP	Common stock – 82,500 shares		1,428,075
	MARSH & MCLENNAN COS INC	Common stock – 34,900 shares		2,358,891
	MERCK & CO INC NEW	Common stock – 40,300 shares		2,372,461
	MONDELEZ INTERNATIONAL INC	Common stock – 53,323 shares		2,363,809
	NORTHROP GRUMMAN CORP	Common stock – 10,200 shares		2,372,316
	OCCIDENTAL PETROLEUM CORP	Common stock – 34,900 shares		2,485,927
	PFIZER INC	Common stock – 73,713 shares		2,394,198
	QUEST DIAGNOSTICS INC	Common stock – 27,000 shares		2,481,300
	RAYTHEON CO	Common stock – 16,600 shares		2,357,200
	VERIZON COMMUNICATIONS INC	Common stock – 44,622 shares		2,381,922
	WASTE MANAGEMENT INC	Common stock – 34,600 shares		2,453,486

	LSV U.S. Small/Mid Cap Value Equity Portfolio:
	AARONS INC A	Common stock – 7,400 shares		236,726
	AEGEAN MARINE PETROLEUM NETWRK	Common stock – 12,500 shares		126,875
	AIR LEASE CORP CL A	Common stock – 9,100 shares		312,403
	AKORN INC	Common stock – 7,800 shares		170,274
	AMAG PHARMACEUTICALS INC	Common stock – 4,900 shares		170,520

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2016

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value

	AMERICAN FINL GROUP INC OHIO	Common stock – 6,800 shares		599,216
	AMN HEALTHCARE SERVICES INC	Common stock – 6,600 shares		253,770
	ARROW ELECTRONICS INC	Common stock – 4,700 shares		335,110
	ASHFORD HOSPITALITY PRIME INC	Common stock – 11,700 shares		159,705
	ASSURED GUARANTY LTD	Common stock – 7,600 shares		287,052
	AVIS BUDGET GROUP	Common stock – 5,300 shares		194,404
	AXIS CAPITAL HOLDINGS LTD	Common stock – 5,500 shares		358,985
	BANC OF CALIFORNIA INC	Common stock – 10,200 shares		176,970
	BANCO LATINOAMERICANO DE COMER	Common stock – 13,100 shares		385,664
	BEAZER HOMES USA INC	Common stock – 18,500 shares		246,050
	BED BATH & BEYOND INC	Common stock – 7,000 shares		284,480
	BENCHMARK ELECTRONICS INC	Common stock – 13,000 shares		396,500
	BERKSHIRE HILLS BANCORP INC	Common stock – 11,200 shares		412,720
	BIG 5 SPORTING GOODS CORP	Common stock – 7,800 shares		135,330
	BLOCK H & R INC	Common stock – 10,500 shares		241,395
	BLOOMIN BRANDS INC	Common stock – 9,700 shares		174,891
	BUNGE LIMITED	Common stock – 5,900 shares		426,216
	C N A FINANCIAL CORP	Common stock – 16,300 shares		676,450
	CABOT CORP	Common stock – 6,600 shares		333,564
	CAMDEN NATIONAL CORP	Common stock – 7,300 shares		324,485
	CARETRUST REIT INC	Common stock – 15,700 shares		240,524
	CENTENE CORP	Common stock – 3,400 shares		192,134
	CHATHAM LODGING TRUST	Common stock – 11,400 shares		234,270
	CHICAGO BRIDGE & IRON (NY REG)	Common stock – 4,800 shares		152,400
	CIRRUS LOGIC INC	Common stock – 5,800 shares		327,932
	CIT GROUP INC	Common stock – 8,900 shares		379,852
	CITY OFFICE REIT INC	Common stock – 25,600 shares		337,152
	COMMUNITY TRUST BANCORP INC	Common stock – 3,200 shares		158,720
	CONNECTONE BANCORP INC	Common stock – 9,400 shares		243,930
	CONVERGYS CORP	Common stock – 16,700 shares		410,152
	COOPER STANDARD HOLDING INC	Common stock – 3,100 shares		320,478
	CORECIVIC INC	Common stock – 4,800 shares		117,408
	CORENERGY INFRASTR TR INC	Common stock – 4,800 shares		167,424
	CROWN HOLDINGS INC	Common stock – 6,800 shares		357,476
	CUSTOMERS BANCORP INC	Common stock – 7,500 shares		268,650
	DANA INC	Common stock – 12,200 shares		231,556
	DELUXE CORP	Common stock – 4,300 shares		307,923
	DEVRY EDUCATION GROUP INC	Common stock – 6,200 shares		193,440
	DILLARDS INC CL A	Common stock – 2,900 shares		181,801
	DIME COMMUNITY BANCSHARES INC	Common stock – 16,200 shares		325,620

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2016

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value

	DOMTAR CORP	Common stock – 9,200 shares		359,076
	EAST WEST BANCORP INC	Common stock – 4,700 shares		238,901
	EASTMAN CHEMICAL CO	Common stock – 7,400 shares		556,554
	ENTERGY CORP	Common stock – 4,700 shares		345,309
	F5 NETWORKS INC	Common stock – 2,200 shares		318,384
	FEDERAL AGRI MTG NON VTG CL C	Common stock – 4,200 shares		240,534
	FINANCIAL INSTITUTIONS INC	Common stock – 5,000 shares		171,000
	FINISH LINE INC CL A	Common stock – 9,900 shares		186,219
	FIRST AMERICAN FINANCIAL CORP	Common stock – 6,400 shares		234,432
	FIRST DEFIANCE FINL CORP	Common stock – 5,000 shares		253,700
	FIRSTENERGY CORP	Common stock – 18,800 shares		582,236
	FLEX LTD	Common stock – 24,300 shares		349,191
	GATX CORP	Common stock – 5,500 shares		338,690
	GEO GROUP INC	Common stock – 5,000 shares		179,650
	GLOBAL BRASS &COPPER HLDGS INC	Common stock – 7,700 shares		264,110
	GOODYEAR TIRE & RUBBER CO	Common stock – 11,300 shares		348,831
	GOVERNMENT PPTYS INCOME TRUST	Common stock – 15,900 shares		303,134
	GREAT SOUTHERN BANCORP INC	Common stock – 4,500 shares		245,925
	HANMI FINANCIAL CORPORATION	Common stock – 4,900 shares		171,010
	HANOVER INSURANCE GROUP INC	Common stock – 4,200 shares		382,242
	HAVERTY FURNITURE COS INC	Common stock – 8,200 shares		194,340
	HAWAIIAN HLDGS INC	Common stock – 5,900 shares		336,300
	HEALTHSOUTH CORP	Common stock – 6,300 shares		259,812
	HEARTLAND FINANCIAL USA INC	Common stock – 6,200 shares		297,600
	HILL-ROM HOLDINGS INC	Common stock – 3,400 shares		190,876
	HOSPITALITY PROPERTY TR REIT	Common stock – 18,800 shares		596,712
	HUNTSMAN CORP	Common stock – 17,700 shares		337,716
	INDEPENDENCE REALTY TR INC	Common stock – 36,400 shares		324,688
	ITT INC	Common stock – 8,500 shares		327,845
	JABIL CIRCUIT INC	Common stock – 15,500 shares		366,885
	JETBLUE AIRWAYS CORP	Common stock – 13,500 shares		302,670
	JUNIPER NETWORKS INC	Common stock – 13,400 shares		378,684
	KELLY SERVICES INC CL A	Common stock – 6,500 shares		148,980
	KOHLS CORP	Common stock – 5,300 shares		261,714
	KRATON CORP	Common stock – 5,100 shares		145,248
	LANNETT INC	Common stock – 6,900 shares		152,145
	LAZARD LTD CL A	Common stock – 6,000 shares		246,540
	LEAR CORP NEW	Common stock – 2,400 shares		317,688
	LEGG MASON INC	Common stock – 6,400 shares		191,424
	LEXINGTON REALTY TRUST REIT	Common stock – 30,900 shares		333,720
	LIFEPOINT HEALTH INC	Common stock – 6,800 shares		386,240

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2016

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value

	LIONBRIDGE TECHNOLGIES INC	Common stock – 31,844 shares		184,695
	MACK CALI REALTY CORP REIT	Common stock – 8,200 shares		237,964
	MAGICJACK VOCALTEC LTD	Common stock – 16,500 shares		113,025
	MAIDEN HLDGS LTD	Common stock – 28,300 shares		493,835
	MALLINCKRODT PLC	Common stock – 3,000 shares		149,460
	MANPOWERGROUP INC	Common stock – 5,700 shares		506,559
	MCDERMOTT INTL INC	Common stock – 49,600 shares		366,544
	MEDICAL PPTY TR INC	Common stock – 30,800 shares		378,840
	MERITOR INC	Common stock – 18,000 shares		223,560
	MGIC INVESTMENT CORP	Common stock – 34,200 shares		348,498
	MICHAEL KORS HOLDINGS LTD	Common stock – 5,200 shares		223,496
	MILLER HERMAN INC	Common stock – 9,800 shares		335,160
	MONEYGRAM INTERNATIONAL INC	Common stock – 14,200 shares		167,702
	MURPHY OIL CORP	Common stock – 9,400 shares		292,622
	MURPHY USA INC	Common stock – 4,400 shares		270,468
	NAVIENT CORP	Common stock – 16,900 shares		277,667
	NCR CORP	Common stock – 8,700 shares		352,872
	NELNET INC CL A	Common stock – 4,400 shares		223,300
	NETGEAR INC	Common stock – 3,700 shares		201,095
	NEW MOUNTAIN FINANCE CORP	Common stock – 16,800 shares		236,880
	NEWTEK BUSINESS SERVICES CORP	Common stock – 9,100 shares		144,690
	OFFICE DEPOT INC	Common stock – 41,700 shares		188,484
	OMEGA HEALTHCARE INVESTORS INC	Common stock – 10,100 shares		315,726
	OPUS BANK	Common stock – 8,400 shares		252,420
	OWENS CORNING INC	Common stock – 7,700 shares		397,012
	OWENS ILLINOIS INC	Common stock – 14,200 shares		247,222
	PACKAGING CORP OF AMERICA	Common stock – 4,500 shares		381,690
	PAREXEL INTERNATIONAL CORP	Common stock – 2,600 shares		170,872
	PBF ENERGY INC CL A	Common stock – 5,500 shares		153,340
	PENNANTPARK INVESTMENT CORP	Common stock – 23,300 shares		178,478
	PENSKE AUTOMOTIVE GROUP INC	Common stock – 4,300 shares		222,912
	PIEDMONT OFFICE REALTY TRUST A	Common stock – 9,900 shares		207,009
	PROSPECT CAPITAL CORP FD	Common stock – 32,400 shares		270,540
	QORVO INC	Common stock – 3,300 shares		174,009
	RADIAN GROUP INC	Common stock – 14,900 shares		267,902
	REGIONAL MANAGEMENT CORP	Common stock – 6,500 shares		170,820
	REINSURANCE GROUP OF AMERICA	Common stock – 3,800 shares		478,154
	SABRA HEALTHCARE REIT INC	Common stock – 19,700 shares		481,074
	SANDERSON FARMS INC	Common stock – 3,000 shares		282,720
	SANMINA CORP	Common stock – 10,800 shares		395,820
	SCANSOURCE INC	Common stock – 7,200 shares		290,520

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2016

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value

	SCRIPPS NETWORK INTER CL A	Common stock – 4,400 shares		314,028
	SELECT INCOME REIT	Common stock – 18,800 shares		473,760
	SENECA FOODS CORP CL A	Common stock – 6,600 shares		264,330
	SONIC AUTOMOTIVE INC CL A	Common stock – 10,100 shares		231,290
	SPARK ENERGY INC CLASS A	Common stock – 11,500 shares		348,450
	SPIRIT AEROSYSTEM HLD INC CL A	Common stock – 9,200 shares		536,820
	STEELCASE INC CLASS A	Common stock – 18,600 shares		332,940
	STONERIDGE INC	Common stock – 7,900 shares		139,751
	SUCAMPO PHARMACEUTICALS INC	Common stock – 9,400 shares		127,370
	SUPER MICRO COMPUTER INC	Common stock – 7,700 shares		215,985
	SUPREME IND INC CL A	Common stock – 11,500 shares		180,550
	SYNAPTICS INC	Common stock – 2,700 shares		144,666
	TCF FINANCIAL CORPORATION	Common stock – 21,000 shares		411,390
	TESORO CORP	Common stock – 2,600 shares		227,370
	TOWER INTERNATIONAL INC	Common stock – 8,400 shares		238,140
	TRANSOCEAN LTD (USA)	Common stock – 11,200 shares		165,088
	TRINSEO SA	Common stock – 6,000 shares		355,800
	TRIUMPH GROUP INC	Common stock – 5,600 shares		148,400
	TTM TECHNOLOGIES INC	Common stock – 21,500 shares		293,045
	TUTOR PERINI CORP	Common stock – 9,500 shares		266,000
	UNITED NATURAL FOODS INC	Common stock – 6,800 shares		324,496
	UNITED RENTALS INC	Common stock – 3,600 shares		380,088
	UNITED THERAPEUTICS CORP DEL	Common stock – 1,600 shares		229,488
	UNUM GROUP	Common stock – 14,600 shares		641,378
	VILLAGE SUPER MKT INC CL A NEW	Common stock – 6,700 shares		207,030
	VISHAY INTERTECHNOLOGY INC	Common stock – 16,100 shares		260,820
	VISHAY PRECISION GROUP INC	Common stock – 8,800 shares		166,320
	VOYA FINANCIAL INC	Common stock – 5,900 shares		231,398
	WABASH NATIONAL CORP	Common stock – 12,600 shares		199,332
	WALKER & DUNLOP INC	Common stock – 7,500 shares		234,000
	WASHINGTON PRIME GROUP INC	Common stock – 46,800 shares		487,188
	WESCO AIRCRAFT HOLDINGS INC	Common stock – 18,600 shares		278,070
	WILLIAMS-SONOMA INC	Common stock – 3,900 shares		188,721
	WORLD FUEL SERVICES CORP	Common stock – 5,200 shares		238,732
	WYNDHAM WORLDWIDE CORP	Common stock – 4,100 shares		313,117
	XEROX CORP	Common stock – 35,300 shares		308,169
	ZIONS BANCORP	Common stock – 8,900 shares		383,056

	T. Rowe Price U.S. Large-Cap Core Growth Equity Portfolio:
	ACTIVISION BLIZZARD INC	Common stock – 1,400 shares		50,554
	AETNA INC	Common stock – 16,700 shares		2,070,967

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2016

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value

	AGILENT TECHNOLOGIES INC	Common stock – 400 shares		18,224
	ALASKA AIR GROUP INC	Common stock – 17,000 shares		1,508,410
	ALEXION PHARMACEUTICALS INC	Common stock – 15,300 shares		1,871,955
	ALIBABA GROUP HLD LTD SPON ADR	Common stock – 37,800 shares		3,319,218
	ALLERGAN PLC	Common stock – 10,500 shares		2,205,105
	ALPHABET INC CL A	Common stock – 5,700 shares		4,516,965
	ALPHABET INC CL C	Common stock – 10,100 shares		7,795,382
	AMAZON.COM INC	Common stock – 19,700 shares		14,772,439
	AMERICAN AIRLINES GROUP INC	Common stock – 70,000 shares		3,268,300
	AMERICAN TOWER CORP	Common stock – 29,600 shares		3,128,128
	AMERIPRISE FINANCIAL INC	Common stock – 900 shares		99,846
	ANTHEM INC	Common stock – 200 shares		28,754
	AON PLC	Common stock – 600 shares		66,918
	APPLE INC	Common stock – 12,300 shares		1,424,586
	AUTOZONE INC	Common stock – 1,100 shares		868,769
	BAIDU INC SPON ADR	Common stock – 2,900 shares		476,789
	BALL CORP	Common stock – 6,100 shares		457,927
	BANK OF NEW YORK MELLON CORP	Common stock – 22,300 shares		1,056,574
	BARD C R INC	Common stock – 500 shares		112,330
	BECTON DICKINSON & CO	Common stock – 8,100 shares		1,340,955
	BIOGEN INC	Common stock – 6,200 shares		1,758,196
	BLACKROCK INC	Common stock – 900 shares		342,486
	BOEING CO	Common stock – 14,700 shares		2,288,496
	BRISTOL-MYERS SQUIBB CO	Common stock – 12,000 shares		701,280
	BROADCOM LTD	Common stock – 6,600 shares		1,166,682
	CANADIAN PACIFIC RAIL LTD (US)	Common stock – 4,700 shares		671,019
	CARDINAL HEALTH INC	Common stock – 200 shares		14,394
	CELGENE CORP	Common stock – 22,200 shares		2,569,650
	CENTENE CORP	Common stock – 2,800 shares		158,228
	CHARTER COMMUNICATIONS INC A	Common stock – 3,400 shares		978,928
	CHUBB LTD	Common stock – 1,000 shares		132,120
	CIGNA CORP	Common stock – 4,600 shares		613,594
	CITIGROUP INC	Common stock – 8,600 shares		511,098
	CITIZENS FINANCIAL GROUP INC	Common stock – 3,000 shares		106,890
	CME GROUP INC CL A	Common stock – 2,800 shares		322,980
	COACH INC	Common stock – 5,600 shares		196,112
	COMCAST CORP CL A	Common stock – 7,000 shares		483,350
	CONSTELLATION BRANDS INC CL A	Common stock – 3,500 shares		536,585

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2016

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value

	COSTCO WHOLESALE CORP	Common stock – 2,200 shares		352,242
	CTRIP.COM INTL LTD ADR	Common stock – 19,300 shares		772,000
	DANAHER CORP	Common stock – 55,200 shares		4,296,768
	DELPHI AUTOMOTIVE PLC	Common stock – 8,400 shares		565,740
	DELTA AIR INC	Common stock – 7,700 shares		378,763
	DENTSPLY SIRONA INC	Common stock – 1,300 shares		75,049
	DISNEY (WALT) CO	Common stock – 900 shares		93,798
	DOLLAR GENERAL CORP	Common stock – 5,100 shares		377,757
	DOMINOS PIZZA INC	Common stock – 900 shares		143,316
	DR PEPPER SNAPPLE GROUP	Common stock – 400 shares		36,268
	DUPONT (EI) DE NEMOURS & CO	Common stock – 300 shares		22,020
	ECOLAB INC	Common stock – 1,100 shares		128,942
	ELECTRONIC ARTS INC	Common stock – 10,800 shares		850,608
	EQUIFAX INC	Common stock – 449 shares		53,085
	EQUINIX INC	Common stock – 900 shares		321,669
	FACEBOOK INC A	Common stock – 71,100 shares		8,180,055
	FEDEX CORP	Common stock – 6,500 shares		1,210,300
	FERRARI NV	Common stock – 6,300 shares		366,282
	FIDELITY NATL INFORM SVCS INC	Common stock – 7,700 shares		582,428
	FIRST REPUBLIC BANK	Common stock – 854 shares		78,688
	FISERV INC	Common stock – 18,000 shares		1,913,040
	FLEETCOR TECHNOLOGIES INC	Common stock – 1,900 shares		268,888
	FORTIVE CORP	Common stock – 29,400 shares		1,576,722
	GENERAL DYNAMICS CORPORATION	Common stock – 200 shares		34,532
	GLOBAL PAYMENTS INC	Common stock – 500 shares		34,705
	GOLDMAN SACHS GROUP INC	Common stock – 600 shares		143,670
	HANESBRANDS INC	Common stock – 11,900 shares		256,683
	HENRY SCHEIN INC	Common stock – 500 shares		75,855
	HILTON INC	Common stock – 45,600 shares		1,240,320
	HOME DEPOT INC	Common stock – 14,800 shares		1,984,384
	HUMANA INC	Common stock – 5,500 shares		1,122,165
	HUNT J B TRANSPORT SERVICES IN	Common stock – 3,500 shares		339,745
	IHS MARKIT LTD	Common stock – 7,700 shares		272,657
	ILLUMINA INC	Common stock – 88 shares		11,267
	INTERCONTINENTAL EXCHANGE INC	Common stock – 42,600 shares		2,403,492
	INTUIT INC	Common stock – 3,700 shares		424,057
	INTUITIVE SURGICAL INC	Common stock – 2,700 shares		1,712,259
	JOHNSON CONTROLS INTERNATL PLC	Common stock – 8,300 shares		341,877

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2016

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value

	JPMORGAN CHASE & CO	Common stock – 13,100 shares		1,130,399
	KANSAS CITY SOUTHERN	Common stock – 200 shares		16,970
	KRAFT HEINZ CO	Common stock – 400 shares		34,928
	L BRANDS INC	Common stock – 1,100 shares		72,424
	LAS VEGAS SANDS CORP	Common stock – 13,200 shares		705,012
	LILLY (ELI) & CO	Common stock – 4,000 shares		294,200
	LOWES COS INC	Common stock – 23,800 shares		1,692,656
	MARRIOTT INTERNATIONAL INC A	Common stock – 12,800 shares		1,058,304
	MARSH & MCLENNAN COS INC	Common stock – 11,100 shares		750,249
	MASTERCARD INC CL A	Common stock – 47,000 shares		4,852,750
	MCKESSON CORP	Common stock – 100 shares		14,045
	MERCK & CO INC NEW	Common stock – 6,900 shares		406,203
	MGM RESORTS INTERNATIONAL	Common stock – 37,700 shares		1,086,891
	MICROCHIP TECHNOLOGY	Common stock – 1,100 shares		70,565
	MICROSOFT CORP	Common stock – 101,300 shares		6,294,782
	MOLSON COORS BREWING CO B	Common stock – 4,300 shares		418,433
	MONDELEZ INTERNATIONAL INC	Common stock – 17,700 shares		784,641
	MONSTER BEVERAGE CORP	Common stock – 4,100 shares		181,794
	MORGAN STANLEY	Common stock – 90,200 shares		3,810,950
	NETFLIX INC	Common stock – 17,500 shares		2,166,500
	NEXTERA ENERGY	Common stock – 3,900 shares		465,894
	NORFOLK SOUTHERN CORP	Common stock – 700 shares		75,649
	NORTHERN TRUST CORP	Common stock – 2,000 shares		178,100
	NORTHROP GRUMMAN CORP	Common stock – 2,200 shares		511,676
	NORWEGIAN CRUISE LINE HLGS LTD	Common stock – 1,500 shares		63,795
	NXP SEMICONDUCTORS NV	Common stock – 21,200 shares		2,077,812
	O'REILLY AUTOMOTIVE INC	Common stock – 6,700 shares		1,865,347
	PAYPAL HLDGS INC	Common stock – 31,600 shares		1,247,252
	PENTAIR PLC	Common stock – 600 shares		33,642
	PHILIP MORRIS INTL INC	Common stock – 8,200 shares		750,218
	PRICELINE GROUP INC	Common stock – 5,150 shares		7,550,209
	RAYTHEON CO	Common stock – 700 shares		99,400
	RED HAT INC	Common stock – 11,200 shares		780,640
	REGENERON PHARMACEUTICALS INC	Common stock – 200 shares		73,418
	ROCKWELL COLLINS INC	Common stock – 900 shares		83,484
	ROPER TECHNOLOGIES INC	Common stock – 2,800 shares		512,624
	ROSS STORES INC	Common stock – 19,300 shares		1,266,080
	ROYAL CARIBBEAN CRUISES LTD	Common stock – 7,800 shares		639,912

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2016

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value

	S&P GLOBAL INC	Common stock – 2,300 shares		247,342
	SALESFORCE.COM INC	Common stock – 39,000 shares		2,669,940
	SCHWAB CHARLES CORP	Common stock – 68,500 shares		2,703,695
	SERVICENOW INC	Common stock – 21,100 shares		1,568,574
	SHERWIN WILLIAMS CO	Common stock – 300 shares		80,622
	SHIRE PLC SPON ADR	Common stock – 5,200 shares		885,976
	STARBUCKS CORP	Common stock – 9,600 shares		532,992
	STATE STREET CORP	Common stock – 19,300 shares		1,499,996
	STRYKER CORP	Common stock – 17,000 shares		2,036,770
	TD AMERITRADE HOLDING CORP	Common stock – 11,400 shares		497,040
	TENCENT HOLDINGS LIMITED	Common stock – 112,800 shares		2,759,451
	TESLA INC	Common stock – 5,500 shares		1,175,295
	TEXTRON INC	Common stock – 8,200 shares		398,192
	THERMO FISHER SCIENTIFIC INC	Common stock – 14,400 shares		2,031,840
	TIME WARNER INC	Common stock – 3,000 shares		289,590
	TRACTOR SUPPLY CO.	Common stock – 5,900 shares		447,279
	UNION PACIFIC CORP	Common stock – 100 shares		10,368
	UNITED CONTINENTAL HLDGS INC	Common stock – 15,000 shares		1,093,200
	UNITEDHEALTH GROUP INC	Common stock – 24,600 shares		3,936,984
	US BANCORP DEL	Common stock – 700 shares		35,959
	VERTEX PHARMACEUTICALS INC	Common stock – 12,400 shares		913,508
	VISA INC CL A	Common stock – 65,600 shares		5,118,112
	WALGREENS BOOTS ALLIANCE INC	Common stock – 25,000 shares		2,069,000
	WESTINGHOUSE AIR BRAKE TEC CRP	Common stock – 500 shares		41,510
	WILLIS TOWERS WATSON PLC	Common stock – 3,600 shares		440,208
	WORKDAY INC CL A	Common stock – 5,700 shares		376,713
	YUM BRANDS INC	Common stock – 11,400 shares		721,962
	ZOETIS INC CL A	Common stock – 12,600 shares		674,478

	William Blair U.S. Small/Mid Cap Growth Equity Portfolio:
	2U INC	Common stock – 18,236 shares		549,815
	ABIOMED INC	Common stock – 5,487 shares		618,275
	AFFILIATED MANAGERS GRP INC	Common stock – 5,729 shares		832,424
	AKAMAI TECHNOLOGIES INC	Common stock – 11,124 shares		741,748
	AKORN INC	Common stock – 29,932 shares		653,416
	ALIGN TECHNOLOGY INC	Common stock – 5,083 shares		488,629
	AMEDISYS INC	Common stock – 10,814 shares		461,001
	ARISTA NETWORKS INC	Common stock – 5,294 shares		512,300

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2016

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value

	AXALTA COATING SYSTEMS	Common stock – 19,946 shares		542,531
	BALL CORP	Common stock – 8,996 shares		675,330
	BANK OF THE OZARKS INC	Common stock – 17,351 shares		912,489
	BLUE BUFFALO PET PRODUCTS INC	Common stock – 17,870 shares		429,595
	BOOZ ALLEN HAMILTON HLDG CL A	Common stock – 28,282 shares		1,020,132
	BWX TECHNOLOGIES INC	Common stock – 20,898 shares		829,651
	CABLE ONE INC W/I	Common stock – 450 shares		279,779
	CAMBREX CORP	Common stock – 14,791 shares		797,974
	CARRIZO OIL & GAS INC	Common stock – 9,376 shares		350,194
	CBOE HOLDINGS INC	Common stock – 6,418 shares		474,226
	CELANESE CORP SER A	Common stock – 8,840 shares		696,062
	CENTENE CORP	Common stock – 13,321 shares		752,770
	COLLIERS INTL GROUP INC (US)	Common stock – 8,178 shares		300,542
	COPART INC	Common stock – 15,864 shares		879,024
	COSTAR GROUP INC	Common stock – 6,100 shares		1,149,789
	CSRA INC	Common stock – 25,084 shares		798,675
	DEVRY EDUCATION GROUP INC	Common stock – 18,562 shares		579,134
	DIAMONDBACK ENERGY INC	Common stock – 7,179 shares		725,510
	DUN & BRADSTREET CORP DEL NEW	Common stock – 4,152 shares		503,721
	ENCORE CAP GROUP INC	Common stock – 14,727 shares		421,929
	EXACT SCIENCES CORP	Common stock – 42,540 shares		568,334
	FACTSET RESEARCH SYSTEMS INC	Common stock – 3,496 shares		571,351
	FIRSTCASH INC	Common stock – 11,219 shares		527,293
	FIRSTSERVICE CORP (US)	Common stock – 12,153 shares		577,024
	GLAUKOS CORP	Common stock – 14,065 shares		482,429
	GUIDEWIRE SOFTWARE INC	Common stock – 17,298 shares		853,310
	HEALTHSOUTH CORP	Common stock – 13,960 shares		575,710
	HEICO CORP CL A	Common stock – 8,356 shares		567,372
	HERBALIFE LTD	Common stock – 7,750 shares		373,085
	HEXCEL CORPORATION	Common stock – 13,182 shares		678,082
	IBERIABANK CORP	Common stock – 4,014 shares		336,173
	IDEXX LABS INC	Common stock – 3,852 shares		451,724
	IMAX CORP	Common stock – 18,934 shares		594,528
	J2 GLOBAL INC	Common stock – 13,319 shares		1,089,494
	JONES LANG LASALLE INC	Common stock – 4,149 shares		419,215
	LIGAND PHARMACEUTICALS	Common stock – 8,707 shares		884,718
	MARTIN MARIETTA MATERIALS INC	Common stock – 2,768 shares		613,195
	MAXIMUS INC	Common stock – 17,905 shares		998,920

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2016

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value

	METTLER-TOLEDO INTL INC	Common stock – 2,318 shares		970,222
	MIDDLEBY CORP	Common stock – 6,179 shares		795,917
	NU SKIN ENTERPRISES INC CL A	Common stock – 4,911 shares		234,648
	OLD DOMINION FREIGHT LINES INC	Common stock – 15,561 shares		1,334,978
	OM ASSET MANAGEMENT PLC	Common stock – 23,659 shares		343,056
	PANDORA MEDIA INC	Common stock – 23,309 shares		303,949
	REPLIGEN	Common stock – 3,759 shares		115,852
	SBA COMMUNICATIONS CORP	Common stock – 8,217 shares		848,487
	SIGNATURE BANK	Common stock – 6,574 shares		987,415
	SITEONE LANDSCAPE SUPPLY INC	Common stock – 10,293 shares		357,476
	SIX FLAGS ENTERTAINMENT CORP	Common stock – 20,799 shares		1,247,108
	TAKE-TWO INTERACTV SOFTWR INC	Common stock – 11,868 shares		584,974
	TORO CO	Common stock – 10,783 shares		603,309
	TRACTOR SUPPLY CO.	Common stock – 16,504 shares		1,251,168
	TRANSDIGM GROUP INC	Common stock – 3,171 shares		789,452
	ULTA SALON COSMETICS & FRAGRAN	Common stock – 2,785 shares		710,008
	UNIVERSAL ELECTRONICS INC	Common stock – 8,791 shares		567,459
	VAIL RESORTS INC	Common stock – 1,687 shares		272,130
	VANTIV INC	Common stock – 14,291 shares		852,029
	VEEVA SYS INC CL A	Common stock – 19,929 shares		811,110
	VIRTU FINANCIAL INC CL A	Common stock – 15,491 shares		247,081
	WD 40 CO	Common stock – 5,363 shares		626,935
	WESTINGHOUSE AIR BRAKE TEC CRP	Common stock – 6,937 shares		575,910
	WNS HLDGS LTD SP ADR	Common stock – 15,199 shares		418,732

				360,929,192

*	Self-Directed Brokerage Fund	A self-directed brokerage fund allowing participants to invest in a wide array of securities including but not limited to publicly traded stocks, mutual funds, bonds, certificates of deposit, and money market funds at their discretion.		73,566,326

		Investments (at fair value)		1,201,355,403

*	Participant Loans	Loans extended to participants at interest rates of 4.25% to 10.5%		22,950,039

				$1,224,305,442

*Party-in-interest
**Column not applicable for participant-directed investments.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
THE WILLIAMS INVESTMENT PLUS PLAN
(Name of Plan)
/s/Cheryl J. Humphries
Cheryl J. Humphries
Chairman, Administrative Committee
The Williams Companies, Inc.
Date: June 8, 2017

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm